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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Gencor Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
368678108
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368678108	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Lloyd I. Miller, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	279-42-7925

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		156,045

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		755,021

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		156,045

WITH	10	SHARED DISPOSITIVE POWER:

		755,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	911,066

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA-IN-OO

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to the Common Stock, par value $0.10 per share (the “Shares”) of Gencor Industries, Inc. (the “Company”). The Company has its principal executive offices at 5201 North Orange Blossom Trail, Orlando, Florida 32810.
Item 2. Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Considerations
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $7,175,541.18. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $178,560.00.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,386,137.30.
     Miller is the custodian to a certain account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alex UGMA”). All of the Shares Miller is deemed to beneficially own in the Alex UGMA were purchased with money held by the Alex UGMA. The aggregate purchase price for the Shares in the Alex UGMA was $11,550.00.
     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $97,790.10.

Item 4. Purpose of the Transaction
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person filing this report now believes that it would be in his best interest, and those of other stockholders, to attempt to influence the governance of the Company.
     The Reporting Person filing this report is examining all of his options with respect to the possibility of taking actions that he believes will enhance governance, oversight and shareholder value. Such actions could include (1) nominating candidates for director of the Board of Directors of the Company, and (2) encouraging, participating in or leading efforts to include individuals on the board of directors who would be independent of management and would represent the interests of the Company and the holders of the common stock.
     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 911,066 Shares (11.4% of the outstanding Shares, based on 7,967,372 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2007). As of the date hereof, 735,821 of such beneficially owned Shares are owned of record by Trust A-4; 19,200 of such beneficially owned Shares are owned of record by Trust C; 1,100 of such beneficially owned Shares are owned of record by Alex UGMA; 144,145 of such beneficially owned Shares are owned of record by Milfam II L.P; and 10,800 of such beneficially owned Shares are owned of record by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Alex UGMA, Milfam II L.P, and Miller directly.

     (c) The following table details the purchase of Shares effected by Miller during the past 60 days:
MILFAM II L.P.

Date of Transaction	Number of Shares Purchased	Price Per Share

April 30, 2007	560	$9.05
May 3, 2007	1040	$9.05
May 4, 2007	100	$9.05
May 8, 2007	500	$9.05
May 15, 2007	3,750	$9.50
May 23, 2007	40,000	$9.00
LLOYD I. MILLER, III

Date of Transaction	Number of Shares Purchased	Price Per Share

May 25, 2007	3,800	$9.00
June 15, 2007	500	$9.00
     (d) Other than Shares held directly by Mr. Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Not Applicable.
Item 7. Materials to be Filed as Exhibits:
          Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated:   June 19, 2007

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III